UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-38804

CUSIP NUMBER: 98986M 103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Zynex, Inc.

Full name of Registrant

N/A

Former Name, if Applicable

9655 Maroon Circle

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zynex, Inc. (the “Company”) is unable file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because the Company requires additional time to finalize the financial statements for the three months ended September 30, 2025 (the “Q3 Financial Statements”) and related disclosures to be included in the Form 10-Q.

Based on currently available information, and consistent with the disclosures in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, management anticipates that it will be disclosing in the Form 10-Q substantial doubt about the Company’s ability to continue as a going concern as the Company does not currently have sufficient cash resources to support its planned operations for at least 12 months from the expected issuance date of the Q3 Financial Statements contained in the Form 10-Q.

The Company anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Vikram S. Bajaj	(800)	495-6670
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to disclose in the Form 10-Q that it has incurred a net loss of approximately $42.9 million for the three months ended September 30, 2025, compared to net income of $2.4 million during the same period in 2024. The Company anticipates disclosing in the Form 10-Q net revenue of approximately $13.4 million for the three months ended September 30, 2025, compared to net revenue of $50.0 million for the same period in 2024. The declines in net income and net revenue for the three months ended September 30, 2025 compared to the prior year period are primarily related to the Company’s temporary Tricare payment suspension, along with a $2.8 million reduction in revenue related to payments received from Tricare during the suspension period. During 2025 through the third quarter of 2025, the Company also experienced payer policy changes and payer prepayment reviews which have negatively impacted revenue. Additionally, workforce reductions in Q1 and Q2 2025 have negatively impacted device orders and corresponding supplies, new patients onboarding and order completion, contributing to the overall decline in net revenue during the three months ended September 30, 2025. Net income was also negatively impacted by a non-cash asset impairment charge of $30.7 million during the quarter ended September 30, 2025, primarily related to goodwill, definite-lived intangible assets and certain fixed assets associated with Zynex Monitoring Solutions, Inc., as previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2025.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such statements may include, but are not limited to, statements regarding the Company’s expected financial results for the quarter ended September 30, 2025 and the anticipated timing of the filing of the Form 10-Q. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statement. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections on the date of this filing and are not guarantees of future results. See also other risks that are described in “Risk Factors” in the Company’s filings with the SEC, including in Part I, Item 1A of the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024 filed with the SEC on July 24, 2025, and Part II, Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the SEC on July 31, 2025, and any subsequent reports filed with the SEC. The Company advises caution in reliance on forward-looking statements and does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Zynex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2025	By:	/s/ Vikram S. Bajaj
		Name:	Vikram S. Bajaj
		Title:	Chief Financial Officer